GenCorp Inc.

2001 Aerojet Road

Rancho Cordova, CA 95742

October 7, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela Long, Assistant Director

Re:	GenCorp Inc.
Registration Statement on Form S-4
File No. 333-190199

Ladies and Gentlemen:

The undersigned Registrants under the above-referenced Registration Statement hereby request acceleration of the effective date of the Registration Statement to October 9, 2013 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Jeffrey Spindler of Olshan Frome Wolosky LLP, counsel to the Registrants, at (212) 451-2307 and that such effectiveness also be confirmed in writing.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

GENCORP INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President, Chief Financial Officer and Assistant Secretary

AEROJET ROCKETDYNE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Chief Financial Officer

AEROJET ROCKETDYNE OF DE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer

ARDE, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer

ARDE-BARINCO, INC.

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Vice President and Treasurer